                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)



                                  Equinix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    2944U106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Pek Siok Lan
                             STT Communications Ltd.
                                 51 Cuppage Road
                            #10-11/17, StarHub Centre
                                229469 Singapore
                            Telephone (65) 6723 8668
                            Facsimile (65) 6720 7277

                                    Copy to:

                               Michael W. Sturrock
                              Latham & Watkins LLP
                            80 Raffles Place, #14-20
                                   UOB Plaza 2
                                Singapore 048624
                            Telephone (65) 6536 1161
                            Facsimile (65) 6536 1171


--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 October 6, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------

CUSIP No. 2944U106                                        13D                                      Page 2 of 15 Pages
----------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        TEMASEK HOLDINGS (PRIVATE) LIMITED


------- --------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                               (a) [ ]

                                                                                               (b) [X]

------- --------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

------- --------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO

------- --------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(D) OR 2(E).                                                                               [ ]

------- --------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        SINGAPORE

--------------------------- --------- --------------------------------------------------------------------------------
        NUMBER OF           7         SOLE VOTING POWER
          SHARES                      11,718
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
                            --------- --------------------------------------------------------------------------------
                            8         SHARED VOTING POWER
                                      10,173,201

                            --------- --------------------------------------------------------------------------------
                            9         SOLE DISPOSITIVE POWER
                                      11,718

                            --------- --------------------------------------------------------------------------------
                            10        SHARED DISPOSITIVE POWER
                                      10,173,201

---------- -----------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           10,184,919(1)

---------- -----------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

---------- -----------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           37.8%

---------- -----------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           CO

---------- -----------------------------------------------------------------------------------------------------------


(1) The Reporting Person expressly disclaims beneficial ownership of all shares beneficially owned by i-STT Investments Pte Ltd.

CUSIP No. 2944U106                                        13D                                      Page 3 of 15 Pages
----------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD


------- --------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                               (a) [ ]

                                                                                               (b) [X]

------- --------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

------- --------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO

------- --------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(D) OR 2(E).                                                                               [ ]

------- --------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        SINGAPORE

--------------------------- --------- --------------------------------------------------------------------------------
        NUMBER OF           7         SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
       PERSON WITH

                            --------- --------------------------------------------------------------------------------
                            8         SHARED VOTING POWER
                                      10,173,201

                            --------- --------------------------------------------------------------------------------
                            9         SOLE DISPOSITIVE POWER
                                      0

                            --------- --------------------------------------------------------------------------------
                            10        SHARED DISPOSITIVE POWER
                                      10,173,201

---------- -----------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           10,173,201

---------- -----------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

---------- -----------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           37.8%

---------- -----------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           CO

---------- -----------------------------------------------------------------------------------------------------------


CUSIP No. 2944U106                                        13D                                      Page 4 of 15 Pages
----------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        STT COMMUNICATIONS LTD.


------- --------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                               (a) [ ]

                                                                                               (b) [X]

------- --------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

------- --------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO

------- --------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(D) OR 2(E).                                                                               [ ]

------- --------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        SINGAPORE

--------------------------- --------- --------------------------------------------------------------------------------
        NUMBER OF           7         SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
       PERSON WITH

                            --------- --------------------------------------------------------------------------------
                            8         SHARED VOTING POWER
                                      10,173,201

                            --------- --------------------------------------------------------------------------------
                            9         SOLE DISPOSITIVE POWER
                                      0

                            --------- --------------------------------------------------------------------------------
                            10        SHARED DISPOSITIVE POWER
                                      10,173,201

---------- -----------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           10,173,201

---------- -----------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

---------- -----------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           37.8%

---------- -----------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           CO

---------- -----------------------------------------------------------------------------------------------------------

CUSIP No. 2944U106                                        13D                                      Page 5 of 15 Pages
----------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        i-STT INVESTMENTS PTE LTD



------- --------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                               (a) [ ]

                                                                                               (a) [X]

------- --------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

------- --------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO

------- --------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(D) OR 2(E).                                                                               [ ]

------- --------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        SINGAPORE

--------------------------- --------- --------------------------------------------------------------------------------
        NUMBER OF           7         SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
       PERSON WITH

                            --------- --------------------------------------------------------------------------------
                            8         SHARED VOTING POWER
                                      10,173,201

                            --------- --------------------------------------------------------------------------------
                            9         SOLE DISPOSITIVE POWER
                                      0

                            --------- --------------------------------------------------------------------------------
                            10        SHARED DISPOSITIVE POWER
                                      10,173,201

---------- -----------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           10,173,201

---------- -----------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

---------- -----------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           37.8%

---------- -----------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           CO

---------- -----------------------------------------------------------------------------------------------------------

                                                              Page 6 of 15 Pages


This Amendment No. 5 amends the Schedule 13D previously filed by STT Communications Ltd. ("STT Comm") with the Securities and Exchange Commission on October 11, 2002, as amended and restated by Amendment No. 1 to Schedule 13D filed on January 3, 2003 by STT Comm, as further amended by Amendment No. 2 to
Schedule 13D filed on December 22, 2003, as further amended by Amendment No. 3 to Schedule 13D filed on December 30, 2004 and as further amended by Amendment No. 4 to Schedule 13D filed on January 14, 2005 (as amended, the "Statement") with respect to the common stock, par value $0.001 per share (the "Common Stock") of Equinix, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein have the meanings given to them in the Statement.


ITEM 2. IDENTITY AND BACKGROUND

Schedule A, which contains information regarding the executive officers and directors of the Reporting Persons, is amended and restated in its entirety and is incorporated herein by reference.


ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following:

STT Comm periodically assesses its strategic goals and objectives. Based on its current assessment, it has determined that the Issuer is no longer a core asset. Therefore, STT Comm does not intend to play a strategic role in the Issuer going forward. As a result, STT Comm has asked and the Issuer has agreed to assist STT Comm with the orderly divestiture of its holdings of Common Stock (including those shares of Common Stock issuable upon conversion of the Notes, PIK Notes, the Warrants and Preferred Stock). The Issuer has filed a registration statement on Form S-3 (the "Registration Statement") to facilitate this process.

The terms of any particular offering, which may include all or a portion of STT Comm's shares of Common Stock, will be described in one or more prospectus supplements. STT Comm expects that the sale of all or a portion of the shares of the Common Stock will allow it to redeploy capital to its other strategic initiatives. The completion of any such offering(s) will depend upon a number of factors, including general market conditions and other factors that STT Comm may deem relevant.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

i-STTI owns beneficially and of record 10,173,201 shares of Common Stock, representing 37.8% of the outstanding shares of Common Stock. The shares include 1,084,686 shares of Common Stock acquired on December 31, 2002, 1,885,728 shares of Common Stock acquired on November 21, 2003, 4,144,216 shares of Common Stock acquired on February 2, 2005 upon conversion of the Series A-1 Convertible Preferred Stock held by i-STTI, 1,868,667 shares of Common Stock that may be acquired upon conversion of the Preferred Stock owned of record by i-STTI as at the date hereof, 224,230 shares of Common Stock that may be acquired upon conversion of the remaining Notes and PIK Notes owned of record by i-STTI as of the date hereof, and 965,674 shares of Common Stock that may be acquired upon the conversion of the Preferred Stock that may be acquired upon the exercise of the Warrants owned of record by i-STTI. Because of the relationships described in Item 2 above, the direct and indirect parents of i-STTI may be deemed to beneficially own the shares owned

                                                              Page 7 of 15 Pages


of record by i-STTI. Temasek disclaims beneficial ownership of the shares owned beneficially and of record by i-STTI.

In addition to the share amounts detailed in the preceding paragraph, Temasek may be deemed to beneficially own 11,718 additional shares of Common Stock, representing 0.05% of the outstanding shares of Common Stock. The additional 11,718 shares of Common Stock are owned beneficially and of record by Temasek's indirect, wholly-owned subsidiary, T.H.e Venture Pte Ltd.

The calculation of the percentages in the foregoing paragraphs is based on the number of shares of Common Stock disclosed as outstanding as of June 30, 2005 (i.e. 23,864,266 shares of Common Stock), in the Form 10-Q filed by the Issuer on August 4, 2005. Except as set forth in this Statement, to the knowledge of the Reporting Persons, no director or executive officer of any of the Reporting Persons beneficially owns any other securities of the Issuer.

Except as described in this Statement, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended to add the following:

On October 6, 2005, STT Comm entered into a Letter Agreement (the "Letter Agreement") with the Issuer. Under the Letter Agreement, STT Comm and the Issuer have agreed, effective upon the closing of any offerings of Common Stock made pursuant to the Registration Statement, to (i) the termination of the Collateral Account Control Agreement amongst the Issuer, i-STTI and Smith Barney, Inc.,
(ii) the waiver by STT Comm of its pre-emptive rights in the Governance Agreement with respect to future issuances and sales by the Issuer of its securities, and (iii) the modification of the Issuer's obligation in the Combination Agreement to cause its securities not to be classified as "United States real property interests."

STT Comm has also agreed in the Letter Agreement to reimburse the Issuer for certain of its costs and expenses incurred in connection with any offering of the Common Stock made pursuant to the Registration Statement.

The description of the Letter Agreement contained in this Statement is qualified in its entirety by reference to the Letter Agreement, a copy of which appears as
Exhibit 1 to this Statement and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


1. Letter Agreement dated October 6, 2005 between STT Communications Ltd., i-STT Investments Pte Ltd and Equinix, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 6, 2005).

                                                              Page 8 of 15 Pages


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: October 7, 2005        TEMASEK HOLDINGS (PRIVATE) LIMITED


                              By: /s/ Chia Yue Joo
                                  ----------------------------------------------
                                  Name:  Chia Yue Joo (Ms.)
                                  Title: Managing Director, Legal & Regulations



                              SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD


                              By: /s/ Pek Siok Lan
                                  ----------------------------------------------
                                  Name:  Pek Siok Lan
                                  Title: Company Secretary



                              STT COMMUNICATIONS LTD.


                              By: /s/ Pek Siok Lan
                                  ----------------------------------------------
                                  Name:  Pek Siok Lan
                                  Title: Company Secretary



                              i-STT INVESTMENTS PTE LTD


                              By: /s/ Pek Siok Lan
                                  ----------------------------------------------
                                  Name:  Pek Siok Lan
                                  Title: Director

                                                             Page 9 of 15 Pages




                                  EXHIBIT INDEX

1. Letter Agreement dated October 6, 2005 between STT Communications Ltd., i-STT Investments Pte Ltd and Equinix, Inc. (incorporated by reference to
     Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 6, 2005).

                                                             Page 10 of 15 Pages


SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below

The following is a list of the executive officers and directors of Temasek Holdings (Private) Limited ("Temasek"):



           Name, Business Address
          and Position at Temasek                  Present Principal Occupation             Citizenship
--------------------------------------------- --------------------------------------- -------------------------

S Dhanabalan                                  Chairman,                               Singaporean
60B Orchard Road                              DBS Group Holdings Ltd
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Chairman of Temasek)

Kwa Chong Seng                                Chairman/Managing Director,             Singaporean
1 Harbourfront Place                          ExxonMobil Asia Pacific Pte Ltd
#06-00 Harbourfront Tower One
Singapore 098633
(Deputy Chairman of Temasek)

Lim Siong Guan                                Permanent Secretary,                    Singaporean
100 High Street #09-01                        Ministry of Finance
Singapore 179434
(Deputy Chairman of Temasek)

Sim Kee Boon                                  Member,                                 Singaporean
60B Orchard Road                              Council of Presidential Advisers
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Director of Temasek)

Koh Boon Hwee                                 Executive Chairman,                     Singaporean
1 Kim Seng Promenade                          Sunningdale Tech Ltd
#10-06 Great World City East Tower
Singapore 237994
(Director of Temasek)

Kua Hong Pak                                  Managing Director/Group CEO,            Singaporean
205 Braddell Road                             ComfortDelgro Corporation Limited
West Wing 5th Floor
Singapore 579701
(Director of Temasek)

Ho Ching                                      Executive Director & CEO,               Singaporean
60B Orchard Road                              Temasek Holdings (Private) Limited
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Executive Director and CEO of Temasek)

                                                             Page 11 of 15 Pages



           Name, Business Address
          and Position at Temasek                  Present Principal Occupation             Citizenship
--------------------------------------------- --------------------------------------- -------------------------

Goh Yew Lin                                   Executive Director,                     Singaporean
50 Raffles Place                              G.K. Goh Holdings Limited
#33-00
Singapore 048623
(Director of Temasek)

Simon Claude Israel                           Director,                               New Zealander
1 Temasek Avenue                              Danone Asia Pte Ltd                     Singapore Permanent
#34-02/03/04 Millenia Tower                                                           Resident
Singapore 039192
(Director of Temasek)


The following is a list of the executive officers and directors of Singapore Technologies Telemedia Pte Ltd ("STT"):


           Name, Business Address
            and Position at STT                    Present Principal Occupation             Citizenship
--------------------------------------------- --------------------------------------- -------------------------

Tan Guong Ching                               Corporate Director                      Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Chairman and Director, STT)

Peter Seah Lim Huat                           Corporate Director                      Singaporean
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
(Deputy Chairman and Director, STT)

Lee Theng Kiat                                President and CEO, STT and STT Comm     Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, President & CEO, STT)

Sum Soon Lim                                  Corporate Director                      Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, STT)

Bertie Cheng Shao Shiong                      Corporate Director                      Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, STT)

Lim Ming Seong                                Corporate Director                      Singaporean
No. 2 Ubi View
Singapore 408556
(Director, STT)

                                                             Page 12 of 15 Pages



           Name, Business Address
            and Position at STT                    Present Principal Occupation             Citizenship
--------------------------------------------- --------------------------------------- -------------------------

Tay Siew Choon                                Corporate Director                      Singaporean
8 Shenton Way #09-02
Temasek Towers
Singapore 068811
(Director, STT)

Sio Tat Hiang                                 Executive Vice President, STT and STT   Singaporean
51 Cuppage Road #10-11/17                     Comm
StarHub Centre
Singapore 229469
(Executive Vice President, STT)

Pek Siok Lan                                  Senior Vice President, Legal and        Singaporean
51 Cuppage Road #10-11/17                     General Counsel, STT and STT Comm
StarHub Centre
Singapore 229469
(Company Secretary, STT)

Stephen Geoffrey Miller                       Chief Financial Officer, STT and STT    Australian
51 Cuppage Road #09-01                        Comm
StarHub Centre
Singapore 229469
(Chief Financial Officer, STT)

Anupam Garg                                   Senior Vice President, International    Indian
51 Cuppage Road #09-01                        Business Development, STT and STT Comm
StarHub Centre
Singapore 229469
(Senior Vice President, International
Business Development, STT)

Kek Soon Eng                                  Senior Vice President, Management of    Singaporean
51 Cuppage Road #10-11/17                     Investee Companies, STT and STT Comm
StarHub Centre
Singapore 229469
(Senior Vice President, Management of
Investee Companies, STT)

Andrew Loh                                    Senior Vice President, International    Singaporean
51 Cuppage Road #09-01                        Operations, STT and STT Comm
StarHub Centre
Singapore 229469
(Senior Vice President, International
Operations, STT)

                                                             Page 13 of 15 Pages


The following is a list of the executive officers and directors of STT Communications Ltd ("STT Comm"):


           Name, Business Address
          and Position at STT Comm                 Present Principal Occupation             Citizenship
--------------------------------------------- --------------------------------------- -------------------------

Tan Guong Ching                               Corporate Director                      Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Chairman and Director, STT Comm)

Peter Seah Lim Huat                           Corporate Director                      Singaporean
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
(Deputy Chairman and Director, STT Comm)

Lee Theng Kiat                                President and CEO, STT and STT Comm     Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, President & CEO, STT Comm)

Sum Soon Lim                                  Corporate Director                      Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, STT Comm)

Bertie Cheng Shao Shiong                      Corporate Director                      Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, STT Comm)

Lim Ming Seong                                Corporate Director                      Singaporean
No. 2 Ubi View
Singapore 408556
(Director, STT Comm)

Tay Siew Choon                                Corporate Director                      Singaporean
8 Shenton Way #09-02
Temasek Towers
Singapore 068811
(Director, STT Comm)

Sio Tat Hiang                                 Executive Vice President, STT & STT     Singaporean
51 Cuppage Road #10-11/17                     Comm
Starhub Centre
Singapore 229469
(Executive Vice President, STT Comm)

                                                             Page 14 of 15 Pages



           Name, Business Address
          and Position at STT Comm                 Present Principal Occupation             Citizenship
--------------------------------------------- --------------------------------------- -------------------------

Pek Siok Lan                                  Senior Vice President, Legal &          Singaporean
51 Cuppage Road #10-11/17                     General Counsel, STT and STT Comm
StarHub Centre
Singapore 229469
(Company Secretary, STT Comm)

Stephen Geoffrey Miller                       Chief Financial Officer, STT and STT    Australian
51 Cuppage Road #09-01                        Comm
StarHub Centre
Singapore 229469
(Chief Financial Officer, STT Comm)

Anupam Garg                                   Senior Vice President, International    Indian
51 Cuppage Road #09-01                        Business Development, STT and STT Comm
StarHub Centre
Singapore 229469
(Senior Vice President, International
Business Development, STT Comm)

Kek Soon Eng                                  Senior Vice President, Management of    Singaporean
51 Cuppage Road #10-11/17                     Investee Companies, STT and STT Comm
StarHub Centre
Singapore 229469
(Senior Vice President, Management of
Investee Companies, STT Comm)

Andrew Loh                                    Senior Vice President, International    Singaporean
51 Cuppage Road #09-01                        Operations, STT and STT Comm
StarHub Centre
Singapore 229469
(Senior Vice President, International
Operations, STT Comm)




The following is a list of the executive officers and directors of i-STT Investments Pte Ltd ("i-STTI"):




           Name, Business Address
           and Position at i-STTI                  Present Principal Occupation             Citizenship
--------------------------------------------- --------------------------------------- -------------------------

Lee Theng Kiat                                President and CEO,                            Singaporean
51 Cuppage Road,                              STT & STT Comm
#10-11/17 StarHub Centre
Singapore 229469
(Director, i-STTI)

Sio Tat Hiang                                 Executive Vice-President,                     Singaporean
51 Cuppage Road,                              STT and STT Comm
#10-11/17 StarHub Centre
Singapore 229469
(Director, i-STTI)

                                                             Page 15 of 15 Pages



           Name, Business Address
           and Position at i-STTI                  Present Principal Occupation             Citizenship
--------------------------------------------- --------------------------------------- -------------------------

Pek Siok Lan                                  Senior Vice President, Legal &                Singaporean
51 Cuppage Road                               General Counsel,
#10-11/17 StarHub Centre                      STT and STT Comm
Singapore 229469
(Director, i-STTI)